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                               [Koor Letterhead]
                                                                       EXHIBIT A

                                                               9 September, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  Immediate Report No. 34/99
               Koor Industries Ltd. (Company No. 52-001414-3)
               ---------------------------------------------

Pursuant to Regulation 33 (A) of the Securities Regulations (Periodic and Immediate Reports), 1970, Koor Industries Ltd. (hereinafter: "Koor" ) hereby gives notice as follows:

This morning, notice was received at the offices of Koor from Claridge Israel LLC (one of the members of the Claridge Group, an interested party in Koor and holder of 28.4% of its issued and paid up capital) and from Bank Leumi le-Israel B.M. (an interested party in Koor and holder of 5.56% of its issued and paid up capital), of the making of an agreement which will result in a change in their holdings in Koor.

Under the agreement, Bank Leumi will sell all of its holdings in Koor (5.56%) as follows: 3.77% to Claridge Group and 1.79% to Poalim Investments Ltd.

The sale will be at $90.652 per share ($18.13 per ADR), subject to the adjustments set forth in the agreement.

Actual transfer of the shares and payment of the consideration will be on January 2, 2000. Once the transaction is implemented, Bank Leumi will cease to be an interested party in Koor and the holdings of Claridge Group will reach 32.19% of the issued and paid up capital of Koor.

                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary